

07001509



COMMISSION
549
SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH, D.C.
210
SECTION

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SEC FILE NUMBER
8- 66872

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dilworth Global Placements Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 ALTERNATE 19 N
(No. and Street)

PALM HARBOR (City) FL (State) 34683 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN GONZALEZ 813-877-9609
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FERLITA, WALSH & GONZALEZ, PA
(Name – *if individual, state last, first, middle name*)

3302 AZEELE STREET (Address) TAMPA (City) FL (State) 33609 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES K. DILWORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DILWORTH GLOBAL PLACEMENTS CORP., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants

The CPA. Never Underestimate The Value.℠

SAM S. FERLITA, C.P.A.
VINCENT E. WALSH, C.P.A.
FROMENT JOHN GONZALEZ, III, C.P.A.
DON F. RODRIGUEZ, C.P.A.


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH, D.C.
210
SECTION

Board of Directors
Dilworth Global Placements Corp

In planning and performing our audit of the financial statements and supplemental schedules of Dilworth Global Placements Corp (The Company), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness fo the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3-(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

3302 Azeele St. · Tampa, FL 33609
(813) 877-9609 · Fax: (813) 875-4477

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ferlita, Walsh & Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants
Tampa, Florida

February 8, 2007

DILWORTH GLOBAL PLACEMENTS CORP

FINANCIAL STATEMENTS

For the Year Ended December 31, 2006 and
For the Period from
Inception (February 11, 2005) to
December 31, 2005

TABLE OF CONTENTS



Ferlita, Walsh & Gonzalez, P.A.

Certified Public Accountants



The CPA. Never Underestimate The Value.℠

SAM S. FERLITA, C.P.A.
VINCENT E. WALSH, C.P.A.
FROMENT JOHN GONZALEZ, III, C.P.A.
DON F. RODRIGUEZ, C.P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dilworth Global Placements Corp
Palm Harbor, Florida

We have audited the accompanying statements of financial condition of Dilworth Global Placements Corp as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2006 and for the period from inception (February 11, 2005) to December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dilworth Global Placements Corp as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from inception (February 11, 2005) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferlita, Walsh & Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants
Tampa, Florida

February 8, 2007

3302 Azeele St. · Tampa, FL 33609
(813) 877-9609 · Fax: (813) 875-4477

DILWORTH GLOBAL PLACEMENTS CORP
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 445,016	$ 73,012
Due from affiliate	152,704	-
Deposits and other assets	4,118	405
	$ 601,838	$ 73,417
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 5,327	$ -
Due to affiliate	-	63,087
	5,327	63,087
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, authorized 10,000 shares, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	25,550	25,550
Retained earnings (deficit)	570,951	(15,230)
	596,511	10,330
	$ 601,838	$ 73,417

See accompanying notes.

DILWORTH GLOBAL PLACEMENTS CORP
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006 and
Period from Inception (February 11, 2005) to December 31, 2005

	2006	2005
REVENUES		
Commissions	$ 2,171,304	$ 82,210
GENERAL AND ADMINISTRATIVE EXPENSES		
Accounting and legal	20,296	-
Advertising	2,861	-
Automobile	-	587
Bank service charges	680	60
Commissions paid	46,635	-
Compliance consulting	26,129	2,000
Contract labor	939	-
Dues and subscriptions	1,421	-
Insurance	294	-
Licenses	464	-
Management fees	-	94,638
Office	6,608	-
Payroll, payroll taxes and expenses	542,028	-
Postage and printing	437	-
Registration fees	4,419	155
Rent	11,478	-
Repairs	1,238	-
Taxes - other	47	-
Telephone	5,356	-
Travel and entertainment	39,633	-
	710,963	97,440
INCOME FROM OPERATIONS	1,460,341	(15,230)
OTHER INCOME		
Interest income	510	-
NET INCOME (LOSS)	$ 1,460,851	$ (15,230)

See accompanying notes.

DILWORTH GLOBAL PLACEMENTS CORP
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006 and
Period from Inception (February 11, 2005) to December 31, 2005

	Common Stock	Additional Paid - In Capital	Retained (Deficit)/ Earnings	Total
Balance at February 11, 2005 (Inception)	$ -	$ -	$ -	$ -
Issuance of common stock	10	25,550	-	25,560
Net loss	-	-	(15,230)	(15,230)
Balance at December 31, 2005	10	25,550	(15,230)	10,330
Net income	-	-	1,460,851	1,460,851
Distributions to stockholder	-	-	(874,670)	(874,670)
Balance at December 31, 2006	$ 10	$ 25,550	$ 570,951	$ 596,511

See accompanying notes.

DILWORTH GLOBAL PLACEMENTS CORP
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006 and
Period from Inception (February 11, 2005) to December 31, 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 1,460,851	$ (15,230)
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease (increase) in:		
Due from affiliate	(152,704)	-
Deposits and other assets	(3,713)	(405)
Increase (decrease) in:		
Accounts payable	5,327	-
Due to affiliate	(63,087)	63,087
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,246,674	47,452
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution of capital	-	25,560
Distributions to stockholder	(874,670)	-
NET CASH USED BY FINANCING ACTIVITIES	(874,670)	25,560
NET CHANGE IN CASH AND CASH EQUIVALENTS	372,004	73,012
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	73,012	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 445,016	$ 73,012
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income tax paid	$ -	$ -

See accompanying notes.

DILWORTH GLOBAL PLACEMENTS CORP
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Dilworth Global Placements Corp (Company) engages in the sales and marketing of financial products in the state of Florida.

Revenue Recognition

The Company records commissions on a settlement date basis.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses.

Statement of Cash Flows

The Company considers all cash in bank and investments with an original maturity of ninety days or less as cash and cash equivalents.

Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code section 1362(a) to be taxed as an S Corporation effective January 1, 2005. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on the Company's taxable income.

Fair Value of Financial Instruments

The Company's financial instruments include cash and deposits. The carrying values of these financial instruments have been estimated by management to approximate their fair values.

Concentration of Credit Risk

The Company maintains its cash balance in a financial institution. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006 and 2005, the Company's uninsured cash balance was $244,506 and $0, respectively.

NOTE B - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate. The agreement calls for allocating direct expenses to the Company as well as indirect expenses based on percentages in the agreement. During the year ended December 31, 2006 and the period ended December 31, 2005, management fees paid were $0 and $94,638, respectively. The Company was owed $152,704 at December 31, 2006 and owed $63,087at December 31, 2005.

SUPPLEMENTARY INFORMATION

DILWORTH GLOBAL PLACEMENTS CORP
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 596,511
Deductions and / or charges	
Non-allowable assets	
Deposits and other assets	(156,822)
Net capital	$ 439,689
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 5,327
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar requirement	$ 5,000
Excess net capital	$ 434,689
Ratio: Aggregate indebtedness to net capital	0.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net Capital, as reported in Company's part II (unaudited) FOCUS	$ 439,179
Audit adjustments:	
Interest income on certificate of deposit	510
Net Capital per above	$ 439,689

See Independent Auditors' Report.

DILWORTH GLOBAL PLACEMENTS CORP
SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2006

The Company qualifies for exemption under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See Independent Auditors' Report.

END